1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited

For the month of May 2005

This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE: TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2005.

1) The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
Title	Name	shares held as of	shares held as of	Changes
		April 30, 2005	May 31, 2005
Director, President & COO	Rick Tsai	24,137,273	23,980,273	-157,000
Senior Vice President	S.Y. Chiang	13,148,391	11,688,391	-1,460,000
Senior Vice President	Kenneth Kin	2,621,256	2,411,256	-210,000
Senior Vice President	Stephen T. Tso	12,003,489	11,843,489	-160,000
Vice President	C. C. Wei	4,695,702	4,606,702	-89,000
Vice President	Mark Liu	9,057,631	8,937,631	-120,000
Vice President	Genda Hu	2,022,879	1,910,879	-112,000
Vice President	J. B. Chen	6,391,916	6,251,916	-140,000
Vice President	Ping Yang	4,874,686	4,709,686	-165,000
Vice President & General Counsel	Richard Thurston	1,442,094	1,432,094	-10,000
Vice President & CFO	Lora Ho	2,850,487	2,750,487	-100,000
Vice President	Wei-Jen Lo	290,000	260,000	-30,000
Senior Director	L.C. Tu	7,371,026	7,369,026	-2,000
Senior Director	Jan Kees van Vliet	698,015	688,015	-10,000

2) The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3) The acquisition of assets:

Description of assets	Purchase price
RESIDENTIAL FUNDING MTG SEC I	US$	9,696,986
AESOP FUNDING II LLC-Assets Backed Securities	US$	11,625,868
MBNA MASTER CREDIT CARD TRUST-ABS	US$	13,126,211
EUROPEAN INVESTMENT BANK-Corporate Notes	US$	12,244,760

4) The disposition of assets: None.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 29, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer